SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from     to

Commission File number:

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

B/E Aerospace, Inc. Amended and Restated 1994 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

B/E Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL  33414-2105

B/E AEROSPACE, INC. AMENDED AND RESTATED 1994 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee, Audit Committee and the Participants of the
B/E Aerospace, Inc. Amended and Restated 1994 Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of B/E Aerospace, Inc. Amended and Restated 1994 Employee Stock Purchase Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida

June 24, 2016

B/E AEROSPACE, INC.
AMENDED AND RESTATED 1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS — Cash and cash equivalents	$2,701,824	$42,997

LIABILITIES — Stock subscribed	(2,686,718)	-

NET ASSETS AVAILABLE FOR BENEFITS	$15,106	$42,997

See notes to financial statements.

B/E AEROSPACE, INC.
AMENDED AND RESTATED 1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	2015	2014	2013

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	$42,997	$44,721	$23,366

ADDITIONS TO NET ASSETS ATTRIBUTED TO — Participant payroll deductions	5,759,249	7,122,210	6,264,873

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO — Purchase of B/E Aerospace, Inc. common stock	(5,787,140)	(7,123,934)	(6,243,518)

NET ASSETS AVAILABLE FOR BENEFITS — End of period	$15,106	$42,997	$44,721

See notes to financial statements.

B/E AEROSPACE, INC.
AMENDED AND RESTATED 1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

1.       GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan — On August 11, 1994, B/E Aerospace, Inc. (the “Company”) adopted the B/E Aerospace, Inc. 1994 Employee Stock Purchase Plan (the “Plan”).  The Plan was amended and restated on January 1, 2006.  On July 29, 2010, the Company’s stockholders approved a further amendment and restatement of the Plan (the “2010 Restatement”) that is applicable for offering periods commencing on and after January 1, 2011. On November 25, 2014, the Company’s stockholders approved a further amendment and restatement of the Plan (the “2014 Restatement”) that is applicable for offering periods commencing on and after January 1, 2015.  The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

The Company is the Plan sponsor.  All active employees (“participants”) in the U.S., the Netherlands and employees of B/E Aerospace (UK) Ltd. in the United Kingdom with a minimum of 90 days service, who complete a minimum of 20 hours of service per week, are eligible to participate.  Contract employees, temporary employees and interns are not eligible to participate in the Plan. The 2014 Restatement also limits participation to active employees and those whose customary employment is for five months or more per calendar year.  Under the Plan, participants may choose to contribute from 2% to 15% (in 1% increments) of their total gross pay. Contributions to the Plan are not considered eligible until compensation is paid to the participants.

The Plan is administered by Computershare Trust Company, N.A. (“Computershare”). Computershare processes the enrollments, terminations, purchases and sales transactions under the Plan. Computershare enables participants to enroll (or cancel enrollment) on-line and manage purchased shares through their website and/or the Interactive Voice Response system (“IVR”).

Common stock of the Company is purchased twice each year in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is equal to 85% of the fair value on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by  Computershare directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the end of the option period, produces a dollar amount of $12,500 or less.

On June 10, 2014, the Company announced a plan to spin-off its Consumables Management Segment into a separate publicly traded company. To accomplish the spin-off, the Company formed KLX Inc. (“KLX”). On December 16, 2014, the Company completed the spin-off of KLX by means of the transfer of its Consumables Management Segment to KLX and the subsequent distribution of all the outstanding KLX common stock to the Company’s stockholders. Due to the KLX spin-off the last day of the six-month increment beginning July 1, 2014 was modified by the Board of Directors of the Company to be December 5, 2014. KLX adopted the KLX Inc. Employee Stock Purchase Plan effective January 1, 2015.

Stock Subscribed — The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2015. For the six-month increment beginning July 1, 2014 the Plan issued stock to the participants during the month of December 2014. No contributions to the Plan were made by participants from December 6, 2014 to December 31, 2014.

Stock purchased by the Plan for distribution to the participants for the years ended December 31, 2015 and 2014 was 141,041 and 98,242 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

Termination Benefits and Vesting — Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the participant is entitled to receive all contributions not yet used to acquire common stock of the Company. Upon a participant’s death, his or her beneficiary can elect to have all contributions used to acquire stock at the end of the option period.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation. The carrying amounts of cash and cash equivalents (which are classified as Level 1 assets) represent their fair values due to their short-term nature.

Income Tax — The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Plan until each semiannual purchase date when the cash is used to sell shares to the employees.

Administrative Expenses — Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time. The Plan administrator believes that this would not have a materially adverse impact on the Plan.

2.       PLAN TERMINATION

Effective with the 2014 Restatement, the Plan will automatically terminate on December 31, 2018. The Plan may be earlier suspended or terminated by the Board of Directors.  In the event of Plan termination, any unused contributions will be returned to the participants.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

B/E AEROSPACE, INC.
Amended and Restated
1994 Employee Stock Purchase Plan

Date: June 24, 2016	By:	/s/ Joseph T. Lower
	Name:	Joseph T. Lower
	Title:	Vice President and Chief Financial Officer
B/E AEROSPACE, INC.

EXHIBIT INDEX

Exhibit
Number                                        Description of Document

23.1                                                   Consent of Independent Registered Public Accounting Firm